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Mail Stop 6010	File No. 041960-0002

Mr. Russell Mancuso

Mr. Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd
Registration Statement on Form F-1 (File No. 333-148550)

Dear Mr. Mancuso and Mr. Mumford:

On behalf of our client, ReneSola Ltd (the “Company”), we enclose for filing via EDGAR the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 (File No. 333-148550) (the “Registration Statement”). We will be hand delivering to you five courtesy copies of this letter and Amendment No. 4, which has been marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on January 22, 2008.

Set forth below are the Company’s responses to the comments based on a call with the Staff on January 25, 2008. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Company has requested acceleration of the effectiveness of the above referenced Registration Statement so that it becomes effective at 3:30 p.m., New York time, on January 28, 2008, or as soon as practicable thereafter.

Principal and Selling Stockholders, page 99

1.	Please clarify when Mr. Li acquired his offered shares and the consideration paid. Also clarify which of the shares mentioned in footnotes (2), (3) and (4) are being offered.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 99.

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi  (US), David Zhang (US)

January 28, 2008

Exhibits

2.	Given the date restrictions in the opinions that you intend to file as exhibits, please confirm our understanding that you intend to file updated opinions of counsel as of the date that the registration statement is to be declared effective.

In response to the Staff’s comment, the Company has filed the updated opinions of counsel as exhibits to the Registration Statement.

*             *             *

January 28, 2008

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

/s/ David Zhang David Zhang
of LATHAM & WATKINS LLP

Enclosures

cc:	Xianshou Li, Director and Chief Executive Officer
Charles Xiaoshu Bai, Chief Financial Officer
Benjamin Su, Latham & Watkins LLP, Hong Kong
Matthew D. Bersani, Shearman & Sterling, Hong Kong
John Wilde, Deloitte Touche Tohmatsu CPA Ltd., Shanghai
John Hung, Deloitte Touche Tohmatsu CPA Ltd., Shanghai